UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Maple Mountain Pumpkins and Agriculture, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Joseph Nemelka
159 South 975 West
Mapleton, Utah 84664
801-358-5094
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

2/11/2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. NONE

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Joseph Nemelka

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) (See item 3) PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7	SOLE VOTING POWER 3,333,334 shares
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON
WITH	9	SOLE DISPOSITIVE POWER 3,333,334 shares

	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,334 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.7460%

14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock") of IPO Alternative, Inc., whose principal executive offices are located at c/o Joseph Nemelka, 159 South 975 West, Mapleton, Utah 84664 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a)

The name of the reporting person is Joseph Nemelka (the "Reporting Person").

(b)

The business address of the Reporting Person is 159 South 975 West, Mapleton, Utah 84664.

(c)

The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is CEO of Traum-Urlaub, Inc. located at 159 South 975 West, Mapleton, Utah 84664.

(d)

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired directly from the Issuer 3,333,334 shares Common Stock at an aggregate price of $10,000, or $.001 per share. The source of funding for this purchase was through personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Person beneficially owns an aggregate of 3,333,334 shares of Common Stock, representing 32% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed December 11, 2007.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 3,333,334 shares of Common Stock owned by the Reporting Person.

(c)

The 3,333,334 shares of Common Stock reported herein were acquired by the Reporting Person effective December 28, 2006.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,333,334 shares of Common Stock owned by the Reporting Person.

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 None.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

JOSEPH NEMELKA

/s/ Joseph Nemelka

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